Exhibit 99.1

August 2, 2022

GOLD STANDARD REMINDS SECURITY HOLDERS TO VOTE FOR THE ACQUISITION BY ORLA MINING BEFORE THE DEADLINE OF AUGUST 5, 2022

  The deadline to vote is 8:30 a.m. (Pacific Time) on Friday August 5, 2022.
  For any questions, please contact Gold Standard’s proxy solicitation agent and communications advisor, Laurel Hill Advisory Group, toll free at 1-877-452-7184 (1-416-304-0211 outside North America) or email assistance@laurelhill.com.

VANCOUVER, B.C. - Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) today reminds Gold Standard security holders (“Security Holders”) to vote “FOR” the proposed acquisition by Orla Mining Ltd. (“Orla”) prior to the upcoming special meeting of the Security Holders (the “Meeting”) to be held on August 9, 2022. To date, the Company has received strong support from Security Holders for the proposed acquisition.

Two Leading, Independent Proxy Advisory Firms, ISS and Glass Lewis, have both recommended that Security Holders VOTE FOR the Proposed Acquisition

Gold Standard’s Board of Directors UNANIMOUSLY recommends that Security Holders
VOTE FOR the Arrangement Resolution

How to Vote

In the essence of time, Security Holders are encouraged to vote online or by telephone.

THE VOTING DEADLINE IS 8:30 a.m. (Pacific Time) ON FRIDAY AUGUST 5, 2022

The Meeting Materials have been filed by the Company on SEDAR and are available under the Company’s profile at www.sedar.com and on the Company’s website at www.goldstandardv.com/investors/filings-financials/sms.

Gold Standard Ventures Corp.	PHONE +1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com		Vancouver, BC, Canada V6C 1B4

Shareholder Questions and Voting Assistance

For any questions or assistance with voting, Security Holders can contact Laurel Hill Advisory Group at 1-877-452-7184 (toll-free in North America), 1-416-304-0211 (calls outside North America) or by email at assistance@laurelhill.com.

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements herein include, without limitation, statements regarding the benefits of the transaction and the Meeting. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that the Company will complete the transaction, including receipt of required Security Holder, regulatory and Court approvals. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that the Company may not complete the transaction, including receipt of required Security Holder, regulatory and Court approvals, and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

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